Exhibit (12)


                           LA-Z-BOY CHAIR COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (DOLLARS IN THOUSANDS)


                             39 weeks       1994          1993        1992       1991         1990

Pre-tax income from
continuing operations        $40,613       $58,155      $45,299     $39,905     $38,370  $   45,535

Interest expense               2,455         2,822        3,260       5,305       6,374       7,239

Rentals                          872           961          964         940       1,045          850
                             -------       -------      -------     -------     -------      -------
Total fixed charges            3,327         3,783        4,224       6,245       7,419        8,089

Pre-tax earnings before
interest and fixed
charges                      $43,940       $61,938      $49,523     $46,150     $45,789      $53,624

Ratio of earnings to
fixed charges                   13.2          16.4         11.7         7.4         6.2          6.6


Earnings to fixed charges have been determined based on continuing operations and have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges are considered to be interest on indebtedness and one-third of rentals, which the Company believes is representative of the interest factor of such rentals.